Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

S&T Bancorp, Inc. and subsidiaries:

We consent to the incorporation by reference in the registration statements Nos. 333-161444, 333-157297, 333-156555, 333-113714, and 333-108174 on Form S-3 and Nos. 333-156541, 333-111557, 333-69403, and 333-48549 on Form S-8 of S&T Bancorp, Inc. and subsidiaries of our reports dated February 26, 2010, with respect to the consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of S&T Bancorp, Inc. and subsidiaries.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

February 26, 2010